Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Kingsoft Cloud Holdings Limited

金山云控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

(1) POLL RESULTS OF THE ANNUAL GENERAL MEETING HELD ON JUNE 30, 2023, AND

(2) UPDATE ANNOUNCEMENT

(1) POLL RESULTS OF THE AGM

Reference is made to the circular (the “Circular”) of Kingsoft Cloud Holdings Limited (the “Company”) incorporating, amongst others, the notice of the annual general meeting of the Company (the “AGM”) dated June 2, 2023. Unless otherwise defined herein, capitalized terms used in this announcement shall have the same meanings as those defined in the Circular.

The Board is pleased to announce that all the resolutions proposed at the AGM were duly passed by the Shareholders by way of poll. The poll results are as follows:

ORDINARY RESOLUTIONS		NUMBER OF VOTES CAST AND PERCENTAGE (%)
		FOR	AGAINST	ABSTAIN
1.	To receive and adopt the audited consolidated financial statements of the Company for the year ended December 31, 2022 and the reports of the Directors and independent auditor thereon.	2,339,353,477 (99.99%)	73,455 (0.01%)	28,875 (-)
2.	To re-elect Mr. He Haijian as an executive Director.	1,910,654,782 (81.68%)	428,401,110 (18.32%)	328,875 (-)
3.	To re-elect Dr. Qiu Ruiheng as a non-executive Director.	1,853,823,172 (79.25%)	485,312,655 (20.75%)	328,965 (-)
4.	To re-elect Ms. Qu Jingyuan as an independent non-executive Director.	1,927,683,802 (82.41%)	411,449,865 (17.59%)	328,845 (-)
5.	To authorize the Board to fix the remuneration of the Directors.	2,338,346,422 (99.97%)	774,270 (0.03%)	344,100 (-)

ORDINARY RESOLUTIONS		NUMBER OF VOTES CAST AND PERCENTAGE (%)
		FOR	AGAINST	ABSTAIN
6.	To re-appoint Ernst & Young as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the audit committee of the Board to fix their remuneration for the year ending December 31, 2023.	2,339,380,927 (99.99%)	68,160 (0.01%)	14,970 (-)
7.	To give a general mandate to the Directors of the Company to issue, allot and deal with additional Shares and/or ADSs of the Company not exceeding 20% of the total number of issued Shares of the Company as at the date of passing this resolution (the “Issuance Mandate”).	1,869,818,502 (79.94%)	469,327,375 (20.06%)	318,195 (-)
8.	To give a general mandate to the Directors of the Company to repurchase the Company’s Shares and/or ADSs not exceeding 10% of the total number of issued Shares of the Company as at the date of passing this resolution (the “Repurchase Mandate”).	2,339,013,712 (99.99%)	123,840 (0.01%)	326,505 (-)
9.	Conditional upon the passing of resolutions nos. 7 and 8, to extend the Issuance Mandate granted to the Directors of the Company to issue, allot and deal with additional Shares and/or ADSs in the capital of the Company by the aggregate number of the Shares and/or Shares underlying the ADSs repurchased by the Company under the Repurchase Mandate.	1,919,261,527 (82.05%)	419,836,350 (17.95%)	366,180 (-)

Notes:

(a)	As a majority of the votes were cast in favour of each of the resolutions numbered 1 to 9 above, such resolutions were duly passed as ordinary resolutions.

(b)	As of the Shares Record Date, the total number of issued Shares was 3,805,284,801 Shares, which was the total number of Shares entitling Shareholders to attend and vote in favour of, against or in abstention on the resolutions proposed at the AGM.

(c)	Pursuant to Rule 17.05A of the Listing Rules, trustees holding unvested Shares of the share schemes of the Company, whether directly or indirectly, shall abstain from voting on matters that require Shareholders’ approval under the Listing Rules, unless otherwise required by law to vote in accordance with the beneficial owner’s direction and such a direction is given. As at the Share Record Date, the number of unvested Shares held by the trustee of the share schemes of the Company was 12,088,276 Shares. Save for the aforesaid trustee holding unvested Shares for the share schemes of the Company, there was no Shareholder who had any material interest in any resolutions proposed at the AGM, therefore, none of other Shareholders was required to abstain from voting on any resolutions and none of the Shareholders have stated their intention in the Circular to vote against or to abstain from voting on any of the resolutions proposed at the AGM. There were no Shares entitling the holders to attend and abstain from voting in favour of any resolution at the AGM as set out in Rule 13.40 of the Listing Rules.

(d)	The Company’s share registrar in Hong Kong, Tricor Investor Services Limited, acted as the scrutineer for the vote-taking at the AGM.

(e)	All directors of the Company, namely Mr. Lei Jun, Mr. Zou Tao, Mr. He Haijian, Dr. Qiu Ruiheng, Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan attended the AGM either in person or via electronic means.

(2)	INFORMATION UPDATE

In addition to the poll results of the AGM, the Company also wishes to update the Shareholders and potential investors on the followings:

Reference is made to the listing document of the Company dated December 23, 2022 (the “Listing Document”). In the following part of this announcement, capitalized terms used shall have the same meanings as those defined in the Listing Document.

It was disclosed in the Listing Document that, among other things, in relation to the Camelot Acquisition, (a) the Holdback Shares and, (b) the second tranche of the Camelot Consideration are to be settled on June 30, 2023.

The Company is currently in the process of negotiating with the then Camelot Founders and Camelot Non-Founder Shareholders in relation to, among other things, the potential adjustment to the settlement timing and method regarding the Holdback Shares and the second tranche of the Camelot Consideration.

The Company will update the Shareholders and potential investors further as and when appropriate as it becomes aware of any further material progress regarding the aforesaid negotiations and will comply with the applicable rules and regulations when making such further updates.

By order of the Board
Kingsoft Cloud Holdings Limited
Mr. Zou Tao
Executive Director, Vice Chairman of the Board and acting Chief Executive Officer
Hong Kong, June 30, 2023

As at the date of this announcement, the Board comprises Mr. Lei Jun as Chairman and non-executive Director, Mr. Zou Tao as Vice Chairman and executive Director, Mr. He Haijian as executive Director and Dr. Qiu Ruiheng as non-executive Director, and Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan as independent non-executive Directors.

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